JARDINE FLEMING INDIA FUND, INC.
                                51 W. 52nd Street
                              New York, N.Y. 10019

                                                              September 14, 2000

Dear Shareholder:

      The Jardine Fleming India Fund, Inc. (the "Fund") is offering to purchase 2,508,022 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the trading day after the offer expires (the "Offer").

      The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

      Please note that the Offer is scheduled to expire at midnight New York Time on October 12, 2000, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc., the Information Agent, at (877) 504-7026.

                                                     Sincerely,


                                                    /s/ Julian Reid

                                                    Julian Reid
                                                    Chairman